UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

DIPLOMAT PHARMACY, INC.

(Name of Subject Company)

DIPLOMAT PHARMACY, INC.

(Name of Persons Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

25456K101

(CUSIP Number of Class of Securities)

Christina Flint
Senior Vice President, General Counsel and Secretary

Diplomat Pharmacy, Inc.
4100 S. Saginaw Street

Flint, Michigan 48507

(888) 720-4450

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Gary D. Gerstman
Christopher R. Hale
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
(312) 853-2060

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment, the “Schedule 14D-9”) originally filed by Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 9, 2020. The Schedule 14D-9 relates to the cash tender offer by Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group” or “Parent”), to purchase (subject to the Minimum Tender Condition (as defined in the Schedule 14D-9)) all of the outstanding shares of common stock of Diplomat, no par value per share (the “Shares”), at a purchase price per Share of $4.00, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, filed by UnitedHealth Group and Purchaser with the SEC on January 9, 2020, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by UnitedHealth Group and Purchaser with the SEC on January 9, 2020, as amended or supplemented from time to time, and other related materials.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 is not being amended hereby. Capitalized terms used in this Amendment but not defined herein shall have the meanings specified in the Schedule 14D-9.

Item 8.   Additional Information

Item 8 is hereby amended and supplemented by adding the following immediately after the final paragraph under the heading “Legal Proceedings”:

Certain Litigation. On January 15, 2020, putative stockholder Stephen Bushansky filed a lawsuit concerning the Transactions against the Company and its directors in the U.S. District Court for the Eastern District of Michigan. The lawsuit is captioned Bushansky v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-10107-PDB-DRG. On January 16, 2020, putative stockholder Richard Scarantino filed a purported class action lawsuit concerning the Transactions against the Company, its directors, Parent, and Purchaser in the U.S. District Court for the District of Delaware. The lawsuit is captioned Scarantino v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-00066-UNA. Also on January 16, 2020, putative stockholder David A. Prentice filed a purported class action lawsuit concerning the Transactions against the Company, its directors, Parent, and Purchaser in the U.S. District Court for the District of Delaware. The lawsuit is captioned Prentice v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-00068-UNA. On January 17, 2020, putative stockholder Robert Campbell filed a lawsuit concerning the Transactions against the Company and its directors in the U.S. District Court for the Southern District of New York. The lawsuit is captioned Campbell v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-00474.

All four lawsuits allege that the Company’s Schedule 14D-9 omits certain information with respect to the financial data and inputs underlying Foros Securities LLC’s opinion, and various details in the section of the Schedule 14D-9 entitled “—Background of the Transactions”. Plaintiffs assert claims under the federal securities laws and seek, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close. The Company believes that plaintiffs’ allegations lack merit and intends to contest them vigorously. If additional, similar complaints are filed concerning the Transactions, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

DIPLOMAT PHARMACY, INC.

By:	/s/ Christina Flint
Name:	Christina Flint
Title:	Senior Vice President, General Counsel and Secretary

Dated: January 22, 2020